Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio)

Nine Months Ended September 30,
2020
Earnings:
Income (loss) before income taxes	$(321,850)
Add: Fixed Charges	49,378
Add: Amortization of capitalized interest	173
Less: Interest capitalized	4,067
Less: Earnings from joint venture, net	(1,129)
Total earnings (loss)	$(275,237)

Fixed charges:
Interest costs(1)	$44,149
Interest factor of operating lease expense(2)	5,229
Total fixed charges	$49,378

Ratio of earnings (loss) to fixed charges(3)	(5.57)
(1)Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.
(2)Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.
(3)The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.